Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-277150
September 25, 2025

REALTY INCOME CORPORATION

PRICING TERM SHEET

3.950% Notes due 2029

4.500% Notes due 2033

This free writing prospectus relates only to the securities described below and should be read together with Realty Income Corporation’s preliminary prospectus supplement dated September 25, 2025 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated February 16, 2024 (the “Prospectus”) and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Realty Income Corporation (the “Company”)

Securities:	3.950% Notes due 2029 (the “2029 notes”)
4.500% Notes due 2033 (the “2033 notes”)

The 2029 notes and the 2033 notes (collectively, the “notes”) will each constitute a separate series of the Company’s debt securities under the indenture governing the notes.

Anticipated Rating:[1]	A3 by Moody’s Investors Service, Inc. (stable outlook)
A- by S&P Global Ratings (stable outlook)

Trade Date:	September 25, 2025

Expected Settlement Date:	October 6, 2025 (T+7)

Delayed Settlement:	The Company expects that the delivery of the notes will be made against payment therefor on or about the settlement date specified above, which will be the seventh business day following the date of this pricing term sheet. Under rules of the U.S. Securities and Exchange Commission (the “SEC”), trades in the secondary market generally are required to settle in one business day, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes before the business day prior to the settlement date specified above will be required, by virtue of the fact that the normal settlement date for that trade would occur prior to the closing date for the issuance of the notes, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors with respect to these matters.

Net Proceeds:	Approximately $787.9 million after deducting the underwriting discounts but before deducting other estimated expenses payable by the Company.

1 Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

Use of Proceeds:	The Company intends to use the net proceeds it receives from this offering for general corporate purposes, which may include, among other things, the repayment or repurchase of the Company’s indebtedness (including the approximately $550.0 million of outstanding 4.625% notes due 2025, which mature on November 1, 2025 and/or borrowings under the Company’s revolving credit facilities and commercial paper programs), foreign currency swaps or other hedging instruments, the development, redevelopment and acquisition of additional properties, acquisition or business combination transactions, and the expansion and improvement of certain properties in the Company’s portfolio. For information concerning potential conflicts of interest that may arise from the use of proceeds to repay borrowings under the Company’s revolving credit facilities or commercial paper programs, see “Underwriting (Conflicts of Interest) — Other Relationships” and “Underwriting (Conflicts of Interest) — Conflicts of Interest” in the Preliminary Prospectus Supplement.

Principal Amount:	2029 notes: $400,000,000
2033 notes: $400,000,000

Maturity Date:	2029 notes: February 1, 2029
2033 notes: February 1, 2033

Interest Rate:	2029 notes: 3.950% per annum, accruing from October 6, 2025
2033 notes: 4.500% per annum, accruing from October 6, 2025

Interest Payment Dates:	2029 notes: February 1 and August 1, commencing February 1, 2026
2033 notes: February 1 and August 1, commencing February 1, 2026

Price to Public:	2029 notes: 99.412%, plus accrued interest, if any
2033 notes: 98.871%, plus accrued interest, if any

Spread to Benchmark Treasury:	2029 notes: +48 basis points
2033 notes: +73 basis points

Benchmark Treasury:	2029 notes: 3.375% due September 15, 2028
2033 notes: 3.875% due August 31, 2032

Benchmark Treasury Price/Yield:	2029 notes: 99-06 1/4 / 3.663%
2033 notes: 99-16+ / 3.955%

Reoffer Yield:	2029 notes: 4.143%
2033 notes: 4.685%

Optional Redemption:	Prior to January 1, 2029 (one month prior to their maturity date) (the “2029 notes Par Call Date”), the Company may redeem the 2029 notes, and prior to December 1, 2032 (two months prior to their maturity date) (the “2033 notes Par Call Date”), the Company may redeem the 2033 notes, in each case, at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1)(a) the sum of the present values of the remaining scheduled payments of principal and interest on the notes of such series to be redeemed discounted to the redemption date (assuming the notes matured on the 2029 notes Par Call Date, in the case of the 2029 notes, or on the 2033 notes Par Call Date, in the case of the 2033 notes) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as such term is defined under the caption “Description of Notes—Optional Redemption” in the Preliminary Prospectus Supplement) plus 10 basis points, in the case of the 2029 notes, and 15 basis points, in the case of the 2033 notes, less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the notes of the applicable series to be redeemed,

plus, in either case, accrued and unpaid interest on the notes of the applicable series to be redeemed to the redemption date.

On or after the 2029 notes Par Call Date, in the case of the 2029 notes, or on or after the 2033 notes Par Call Date, in the case of the 2033 notes, the Company may redeem the notes of the applicable series, at its option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes of such series being redeemed plus accrued and unpaid interest on the notes of the applicable series to be redeemed to the applicable redemption date.

See the information under the caption “Description of Notes—Optional Redemption” in the Preliminary Prospectus Supplement for further terms and provisions applicable to optional redemption of the notes.

CUSIP/ISIN:	2029 notes: 756109 CW2 / US756109CW23
2033 notes: 756109 CX0 / US756109CX06

Underwriters

Joint Book-Running Managers:	Wells Fargo Securities, LLC
Barclays Capital Inc.
BofA Securities, Inc.
Mizuho Securities USA LLC
TD Securities (USA) LLC
BNP Paribas Securities Corp.
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
RBC Capital Markets, LLC
Regions Securities LLC
Santander US Capital Markets LLC
Scotia Capital (USA) Inc.

Co-Lead Managers:	BBVA Securities Inc.
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
Morgan Stanley & Co. LLC
PNC Capital Markets LLC
UBS Securities LLC
U.S. Bancorp Investments, Inc.

Senior Co-Managers:	BMO Capital Markets Corp.
BNY Mellon Capital Markets, LLC
Citizens JMP Securities, LLC
Huntington Securities, Inc.
Truist Securities, Inc.

Co-Managers:	Samuel A. Ramirez & Company, Inc.
Academy Securities, Inc.

An affiliate of BNY Mellon Capital Markets, LLC, one of the underwriters, is the trustee under the indenture governing the notes.

Associated Investment Services, Inc. (AIS), a Financial Industry Regulatory Authority member and an indirect, wholly owned subsidiary of Associated Banc-Corp, is being paid a referral fee by Samuel A. Ramirez & Company, Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the related prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related prospectus supplement if you request it by contacting Wells Fargo Securities, LLC by telephone (toll free) at 1-800-645-3751, Barclays Capital Inc. toll-free at 1-888-603-5847, BofA Securities, Inc. by telephone (toll free) at 1-800-294-1322, Mizuho Securities USA LLC by telephone (toll free) at 1-866-271-7403 or TD Securities (USA) LLC by telephone (toll free) at 1-855-495-9846.

No PRIIPs or UK PRIIPs KID – No PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail in EEA or UK.